Exhibit 99.1
Appendix 3Y Change of Director’s Interest Notice
Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	24 March 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	6 June 2014
No. of securities held prior to change	—	471,501 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015 and 79,241 are in a holding lock until 18 March 2016).
Class	Ordinary shares/CUFS
Number acquired	166,459 ordinary shares/CUFS following vesting of Hybrid Restricted Stock Units (Hybrid RSUs).
Number disposed	144,712 ordinary shares/CUFS sold

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	—	Vesting of Hybrid RSUs – Nil; and
	—	Sale of ordinary shares/CUFS issued pursuant to vesting of Hybrid RSUs - $2,077,720.
Current relevant interest is:
No. of securities held after change	—

493,248 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015, 79,241 are in a holding lock until 18 March 2016 and 21,747 are in a holding lock until 6 June 2016).

Two separate events:
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	—	166,459 ordinary shares/CUFS issued pursuant to vesting of Hybrid RSUs.
	—	The on-market sale of ordinary shares/CUFS issued pursuant to vesting of Hybrid RSUs.
¡ The disposal of some of the shares is required to fund (i) US State and Federal withholding tax obligations (which are payable on vesting of RSUs) and (ii) sale costs;
¡ 75% of the remaining shares were sold on-market on in compliance with the James Hardie stock accumulation policy; and
¡

25% of the remaining shares have been retained and are subject to a two-year holding lock in accordance with the James Hardie stock accumulation policy. Following the sale the shareholding of the Director is currently more than 150% of his Board-approved shareholding target.

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	6 June 2014
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	— 1,455,866 Relative TSR RSUs; — 166,459 Hybrid RSUs; and — 563,309 ROCE RSUs.
Interest acquired	Not applicable
Interest disposed	166,459 Hybrid RSUs vested on 6 June 2014.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Current interests in contracts: — 1,455,866 Relative TSR RSUs; and — 563,309 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3